SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(b) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
and 15(d) of the Securities Exchange Act of 1934

Commission File Number:  000-31975

WNCO, INC.
(Exact Name of Registrant as specified in its Charter)

3318 Cummings, Garden City, Kansas 67846
(Address of Principal Executive Offices)   (Zip Code)

(620) 275-2963
(Registrant’s Telephone Number, including area code)

Securities registered pursuant to Section 12(g) of the Act:  Common Stock, No Par Value
(Title of each class of securities covered by this Form)

                                                       None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]
Rule 12h-3(b)(1)(i)	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  498

            Pursuant to the requirements of the Securities and Exchange Act of 1934, WNCO has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WNCO, Inc.

Date: April 7, 2005	By: /s/ Daniel L. Dalke
Daniel L. Dalke,
Chief Financial Officer